December 5, 2005

By Facsimile and U.S. Mail

Robert Evans III, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022-6069

	Re:	Emdeon Corporation
		Schedule TO-I
		Filed November 23, 2005

Dear Mr. Evans:

	We have the following comments on the above-referenced filing:

Offer to Purchase
Withdrawal Rights, page 11
1. In this section you state that tendering security holders may withdraw their securities after midnight on Monday, January 23, 2005 if the securities have not been accepted. In the fourth Q&A on page
(iv), you state that security holders may withdraw their securities at any time after midnight on the expiration date if they have not been accepted. Please clarify the withdrawal rights granted to security holders.

Conditions of the Tender Offer, page 14
2. The first paragraph discloses company`s ability to make a determination whether the triggering of a condition "makes it inadvisable" to proceed with the offer. Please note that, when a condition is triggered and the company decides to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). You may not rely on this language to tacitly waive a condition of the offer by failing to assert it. Please confirm your understanding on a supplemental basis.
3. We note the minimum condition. Please confirm your intent to allow for five business days to remain in the offer after dissemination of notice of the waiver of this or any other material condition to the offer.
4. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied.  In this regard, please revise the fifth bullet
of the second condition to provide an objective standard or
otherwise
clarify the term "significant."  Also revise the last portion of the
third condition.   It is unclear how a security holder can
determine
whether the "[company has] become aware of any fact that . . . does or is reasonably likely to have a material adverse effect on the value of the shares." Finally, please revise the last portion of the last condition on page 14 to provide an objective standard.
5. The third condition and the last bullet point of the first condition on page 15 address material adverse changes in the "prospects" of the company, its subsidiaries or affiliates.
Please
revise to specify or generally describe the "prospects" so that security holders will have the ability to objectively determine whether these conditions have been triggered.
6. Revise the last condition on page 14 and the first bullet of the first condition on page 15 to clarify the "transactions contemplated by the Offer."
7. Please clarify the condition at the top of page 16 related to governmental approvals in light of the disclosure on page 24.

Incorporation by Reference, page 18
8. The company incorporates over 15 documents into this offer. Schedule TO permits incorporation by reference only where doing so does not render the document incomplete or misleading. Confirm that you have disclosed all material information in the offer to purchase or revise the document accordingly. Revise the exhibit table of the
Schedule TO to include a cross-reference to each document incorporated by reference. See General Instruction F to Schedule TO.
9. Schedule TO does not specifically allow you to forward incorporate disclosure in subsequently filed documents. In fact, doing so is inconsistent with the technical requirements of General Instruction F of Schedule TO and your obligation under Rules 13e-4(c)(3) and 13e-
4(e)(3) to amend the Schedule to reflect a material change in the information previously disclosed. Please revise.
Certain United States Federal Income Tax Consequences, page 25
10. Please eliminate the qualifier that this disclosure addresses "certain" tax consequences. Please confirm, if true, that you have disclosed all material federal tax consequences of the offer or revise the disclosure accordingly.


Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      *  *  *

      Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR under the label "CORRESP." If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.
If you do not agree with a comment, please tell us why in your response. Direct any questions to me at (202) 551-3262. You may also contact me by facsimile at (202) 772-9203.

      Sincerely,



      Abby Adams
      Special Counsel
      Office of Mergers and Acquisitions
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Robert Evans III, Esq.
October 7, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE